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Mark J. Mihanovic Attorney at Law mmihanovic@mwe.com +1 650 815 7438

July 12, 2013

CONFIDENTIALLY VIA EDGAR AND HAND DELIVERY

Folake Ayoola, Esq.
  Attorney-Advisor
Duc Dang, Esq.
  Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Premier, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted May 31, 2013

CIK No. 377-00204

Dear Ms. Ayoola and Mr. Dang:

On behalf of Premier, Inc. (the “Company” or “Premier”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter, dated June 27, 2013, relating to the Company’s Draft Registration Statement on Form S-1 submitted confidentially with the Commission on May 31, 2013.

The Company is concurrently submitting confidentially via EDGAR a confidential amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.  For your convenience, the Company is also delivering by hand a hard copy of this letter together with courtesy copies of the Amended Draft Registration Statement marked to show changes from the draft submitted confidentially on May 31, 2013.

For ease of review, we have set forth below each of the numbered comments of your letter in bold font and the Company’s responses thereto.  Capitalized terms used but not defined herein are used herein as defined in the Amended Draft Registration Statement.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922  Telephone: +1 212 547 5400  Facsimile: +1 212 547 5444   www.mwe.com

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company notes the Staff’s comment and in response states that (i) no written materials have been provided by the Company or on its behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to potential qualified institutional buyers or institutional accredited investors and (ii) no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in this offering.

Market Data and Industry Forecasts and Projections, page iii

2.              Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response:  In response to the Staff’s comment, the Company has supplementally provided the Staff, under separate cover, support for business and industry data in paper form pursuant to Securities Act Rule 418. The Company hereby requests that such materials, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review.  None of the supporting materials the Company provided supplementally were prepared for the Company specifically in connection with this offering.

Our Company, page 1

3.              We note your disclosure of CAGR for your net revenues. Please also provide such figure for your net income.

Response:  The Company revised its disclosures appearing on pages 2 and 124 of the Amended Draft Registration Statement to include the CAGR for the Company’s net income.

Dilution, page 77

4.              Please discuss your historical net tangible book value as of March 31, 2013, or tell us why you believe such amount is impacted on a pro forma basis prior to the reorganization and offering. Further, please tell us why pro forma net tangible book value per share of Class A common stock gives effect for the exchange by all holders of Class B common units for newly issued Class A common stock, given such member owners’ ability to exchange up to only one-seventh of the Class B common units annually beginning on the one-year anniversary of the last day of the month in which your offering is consummated.

Response:  In response to the Staff’s comment, the Company has revised its disclosure appearing on page 77 of the Amended Draft Registration Statement to show its historical net tangible book value as of March 31, 2013.  The Company has also revised its disclosure regarding pro forma net tangible book value per share of Class A common stock to give effect to the exchange of one-seventh (rather than all) of the outstanding Class B common units for a proportionate amount of newly issued Class A common stock.

Unaudited Pro Forma Consolidated Financial Information, page 79

5.              Please tell us, and revise your disclosure to discuss how you intend to account for the reorganization transaction. To the extent you intend to account for the transaction as a reorganization of entities under common control, explain to us in detail the common control relationship that exists prior to and after the transaction. Cite any relevant accounting literature in your response.

Response:  In response to the Staff’s comment, the Company has revised its disclosure appearing on page 80 of the Amended Draft Registration Statement to indicate that the Reorganization is being accounted for in a manner similar to a reorganization of entities under common control.

In support of this treatment, the Company notes the following regarding the structure prior to the Reorganization:

•      Premier Healthcare Solutions, Inc. (“PHSI”) conducts the performance services portion of the Company’s business and, together with its subsidiaries, including Premier Purchasing Partners, L.P. (“Premier LP”) and Premier Supply Chain Improvement, Inc. (“PSCI”), conducts all of the Company’s business.

•      PHSI is the indirect general partner of Premier LP through Premier Plans, LLC (“Premier Plans”), PHSI’s wholly owned subsidiary.

•      PHSI is owned by stockholders comprised of entities which also constitute all of the equity holders of Premier LP (which are collectively referred to as the member owners).  All of the outstanding interests in PHSI and Premier LP prior to the Reorganization are held by the member owners.

The following diagram depicts the Company’s organizational structure immediately prior to the completion of the Reorganization:

In connection with the Reorganization:

•      Premier Plans will be merged with and into PHSI.

•      PHSI will become a wholly owned subsidiary of Premier LP immediately following the effective date of the Amended and Restated Limited Partnership Agreement of Premier LP at which time (i) all of Premier LP’s limited partners that approve the Reorganization will receive Class B common units and capital account balances in Premier LP equal to their percentage interests and capital account balances in Premier LP immediately preceding the Reorganization and (ii) each of the stockholders of PHSI that approve the Reorganization will contribute such stockholder’s PHSI common stock to Premier LP in exchange for additional Class B common units in Premier LP based on such stockholder’s percentage interest in the fair market valuation of PHSI and Premier LP prior to the Reorganization.

•      Premier LP will be the operating entity and parent company to all of the other operating subsidiaries, including PSCI and PHSI, and will conduct all of the Company’s business.

•      Premier, Inc. will be the sole member of Premier Services, LLC (“Premier GP”),which will be the general partner of Premier LP. Premier, Inc.’s only business will be to act indirectly as the general partner of Premier LP through Premier GP, and as such Premier, Inc. will exercise indirect control over the business and affairs of Premier LP and its subsidiaries, subject to certain limited partner approval rights described in the Amended Draft Registration Statement.

The following diagram depicts the Company’s organizational structure immediately after the completion of the Reorganization but prior to the closing of this offering:

Member Owners
Owns 100% of Class B common stock
Premier Trust
Premier, Inc. (Delaware Corporation) "Premier, Inc."
100%
Owns 100% of Class B common units
Premier Services, LLC (Delaware LLC) "Premier GP"
Premier, Inc. is contractually obligated to purchase new Class A common units of Premier LP, upon completion of this offering, which will be contributed to Premier GP
Premier Healthcare Alliance, L.P. (California Limited Partnership) "Premier LP"
100%
100%
Premier Supply Chain Improvement, Inc. (Delaware Corporation) "PSCI"
Premier Healthcare Solutions, Inc. (Delaware Corporation) "PHSI"

Because the economic interests of the member owners are identical immediately before and immediately after the Reorganization (not taking into account any equity purchased by the Company from Premier LP using the proceeds from this offering), the Reorganization lacks economic substance and, therefore, will be accounted for in a manner similar to a common control transaction.   Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, provides guidance on common control transactions. Pursuant to ASC 805, the Company will account for the Reorganization in a manner similar to the pooling of interests. This means, the amounts reflected in the financial statements of Premier, Inc. will be at their historical carrying amounts.

In addition, we also considered whether Premier Inc., a Newco, could be considered the accounting acquirer under ASC 805. Because Premier Inc. was formed to facilitate an IPO, it would not be considered substantive and, therefore, could not be the accounting acquirer under ASC 805. Therefore, the financial statements of Premier Inc. would reflect a continuation of the historical financial results of the predecessor company.

Footnote (2), page 84

6.              Please tell us how you determined the adjustments related to (1) your election under Section 754 of the Internal Revenue Code, and (2) the tax receivable agreement with the member owners are factually supportable. In your response explain to us whether your election under Section 754 of the Internal Revenue Code is subject to review and approval by the IRS. Additionally explain to us how you determined the estimated cash benefit to be received from the election and you determined that estimate is factually supportable.

Response:  The Company notes that amounts shown as deferred tax assets in the first column on page 81 of the Amended Draft Registration Statement (the reference for footnote 2) are historical amounts unrelated to the Section 754 election. The adjustments resulting from the Section 754 election will appear in the Pro Forma Adjustments column.

The Company will determine the adjustments in connection with the Section 754 election by first calculating the excess of each selling member owner’s and PHSI’s assumed selling price over such person’s tax basis in its Class B common units being sold to the Company and allocating the aggregate excess among Premier LP’s assets following applicable tax regulations governing adjustments that result from the Section 754 election.  For purposes of this calculation, PHSI’s and each selling member owner’s assumed selling price per Class B common unit will equal the price paid per share of Class A common stock by the underwriters to the Company in the initial public offering, based on the midpoint of the initial public offering price range set forth on the cover of the Amended Draft Registration Statement. The adjustments are expected to increase Premier LP’s basis in its assets (for tax purposes), and the Company will calculate the amount of any depreciation, amortization and other deductions to which it will be entitled as a result of these adjustments. The Company will then calculate its tax liability with and without the deductions attributable to these adjustments, assuming that the Company earns sufficient taxable income in each year to realize the full benefit of the deductions. The Company will compute the estimated tax benefit attributable to the election as the excess of the Company’s tax liability as so computed without the deductions over the Company’s tax liability as so computed with the deductions.

Under the tax receivable agreement, the Company will pay to the member owners 85% of the estimated tax benefit actually realized and attributable to adjustments made upon the initial sale of Class B common units by the member owners to the Company at the time of the initial public offering (the “Initial Sale”). Additionally, the tax receivable agreement payments may give rise to adjustments that result in the Company becoming entitled to additional deductions, and the calculation of the Company’s liability under the tax receivable agreement would take these additional adjustments and resulting deductions into account.

The adjustment to deferred tax assets will be the amount of the estimated cash tax benefit to be received from the Section 754 election attributable to adjustments made upon the Initial Sale as well as PHSI’s sale of its Class B common units to the Company at the time of the initial public offering, and the adjustment to payable pursuant to the tax receivable agreement will be 85% of the estimated cash tax benefit attributable to adjustments made upon the Initial Sale, plus 85% of the estimated cash tax benefit attributable to the tax receivable agreement payments that result from the Initial Sale.

These adjustments related to the Section 754 election and the tax receivable agreement payments will be factually supportable based on actual tax basis information for Premier LP’s assets and for the Class B common units of PHSI and each selling member owner, and the assumed selling price (determined in the manner described above). The Company will not include any adjustments in its pro forma financial statements that may result from exchanges after the Initial Sale.

Premier LP’s election under Section 754 of the Code is at the discretion of Premier LP and is not subject to review or approval by the IRS. The computation of the adjustments resulting from the Section 754 election and the Company’s tax liability is subject to audit by the IRS in the same manner as all other items reported on federal income tax returns.

Footnote (3), page 85

7.              We note your disclosure that all of Premier LP’s limited partners that approve the Reorganization will receive Class B common units and capital account balances in Premier LP equal to their percentage interests and capital account balances in Premier LP immediately preceding the Reorganization. Tell us how you determined the number of limited partners expected to approve the Reorganization for purposes of calculating this adjustment and tell us how you determined that estimate was factually supportable.

Response:  The Company notes the Staff’s comment and advises that the Company has not yet determined the final number of limited partners that will approve the Reorganization and participate as equity holders in Premier LP for purposes of calculating this adjustment. The Company will determine the pro forma impact based on the number of limited partners that actually submit executed documents approving the Reorganization. As of July 12, 2013, 178 of the 185 limited partners, representing approximately 99% of the aggregate contracted purchasing by all limited partners, have executed the Reorganization documents and the Company expects to know the final totals and percentages for limited partners’ participation by July 31, 2013. The pro forma adjustments will be factually supportable since the number of limited partners agreeing to participate in the Reorganization will be known. As a result of the Reorganization, the relationship with the Company of any limited partner that does not elect to participate as an equity holder in Premier LP following the Reorganization will either be converted to a contractual member relationship or be terminated.

Footnote (6), page 85

8.              Explain to us in greater detail how you intend to calculate the member owner revenue share for purposes of this adjustment. In your response explain to us how the adjustment is factually supportable and how the adjustment is related to the reorganization transaction.

Response:  The Company notes the Staff’s comment and as described on page 12 of the Amended Draft Registration Statement, each member owner will be subject to a GPO participation agreement effective as of the completion of the Reorganization. The GPO participation agreement for each member owner provides for a revenue share equal to 30% of all gross administrative fees based on purchasing by such member owner’s facilities. As a result, the Company will calculate member owner pro forma revenue share for purposes of this adjustment by multiplying historical administrative fee revenue attributable to member owners by 30%. The Company believes the revenue share adjustment as presented is factually supportable and directly related to the Reorganization based on the fact all member owners will have a 30% revenue share as a result of executed member owner GPO participation agreements in connection with the Reorganization and, absent the Reorganization, there would be no member owner revenue share.

Although the actual number of limited partners that will continue as member owners subsequent to the Reorganization and this offering will be known based on the execution and submission of Reorganization documents, which we expect to be completed by July 31, 2013, the pro forma revenue share adjustment assumes that all member owners’ historical revenues prior to the Reorganization are subjected to the 30% revenue share. The Company does not reflect any pro forma loss in historical revenue as a result of any member owner ceasing to continue as a member owner after the Reorganization as the Company does not believe it is, or will be, able to factually determine that the loss of a member owner is directly attributable to the Reorganization. For example, a member owner might elect to become a non-owner member or elect to cease to be a member owner for reasons unrelated to the Reorganization.  Since the Company cannot factually determine that any impact to prospective revenue as a result of the loss of a member owner was solely attributable to the Reorganization, the Company respectfully submits that any attempt to make a pro forma revenue adjustment to historical reported revenues on that basis would be arbitrary and could be misleading and thus was not considered in the calculation of the pro forma revenue share adjustment as presented.  Further, the Company respectfully submits that any pro forma revenue share adjustment would be immaterial, as limited partners representing approximately 99% of the aggregate contracted purchasing have already executed and delivered the Reorganization documents.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

9.              Please tell us if management tracks and considers the changes in the number of members from period to period and the average revenue per member when evaluating your performance.

Response:  The Company notes the Staff’s comment and advises that the Company tracks the number of participating hospitals, alternate sites and physicians, but does not evaluate performance based on the number of members from period to period. The Company does not track average revenue per member when evaluating performance.

10.       Please tell us if there are specific costs associated with attracting new members and retaining existing members.

Response:  The Company notes the Staff’s comment and advises that, while there are costs associated with the ongoing service and support of a new or existing member, there are no specific upfront costs directly attributable to attracting a new member or retaining an existing member. The Company does not defer any such costs; all amounts are expensed as incurred.

Other Key Business Metrics, page 96

11.       We note your disclosure that Adjusted EBITDA includes adjustments for certain items deemed non-recurring. Please revise your disclosure to clarify which items are considered non-recurring and explain how they comply with Item 10(e)(ii)(B).

Response:  The Company notes the Staff’s comment, has revised its disclosures appearing on pages 23 and 98 of the Amended Draft Registration Statement to include a discussion on items that are considered non-recurring and has revised the discussion of Adjusted EBITDA such that it reads as follows:

We define Adjusted EBITDA as EBITDA before merger and acquisition related expenses and non-recurring, non-cash or non-operating items, and including equity in net income of unconsolidated affiliates.  We consider non-recurring items to be expenses that have not been incurred within the prior two years and are not expected to recur within the next two years. Such expenses include certain strategic and financial restructuring expenses, office consolidation expenses and expenses associated with the new Charlotte headquarters. Non-operating items include gain or loss on disposal of assets.

Item 10(e)(ii)(B) of Regulation S-K prohibits the classification of items as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years, or there was a similar gain or charge within the prior two years. The Company believes that the strategic and financial restructuring expenses, office consolidation expenses and expenses associated with the new Charlotte headquarters are properly classified as non-recurring items because the Company did not incur similar expenses within the prior two years and does not expect such expenses to recur within the next two years.

12.       Please clarify for us whether management uses Adjusted EBITDA as a performance measure, a liquidity measure or both. In your disclosure you state that Adjusted EBITDA provides insight into the company’s ability to incur additional debt and meet liquidity requirements, which seems to indicate that the measure is used as a liquidity measure. To the extent management does use Adjusted EBITDA as a liquidity measure, please revise your disclosure to include a reconciliation of Adjusted EBITDA to the most closely related GAAP cash flow measure.

Response:  The Company uses Adjusted EBITDA as a performance measure, but does not currently use Adjusted EBITDA as a liquidity measure. The Company has revised its disclosures appearing on page 23 and page 98 in the Amended Draft Registration Statement to remove references to Adjusted EBITDA as a liquidity measure.

Comparison of Nine Months Ended March 31, 2013 and 2012, page 100

13.       To the extent material in future periods, please explain how the change in aggregate purchasing from current members and the addition or loss members each contribute to the change in your aggregate administrative fees. Also, please clarify if “higher contract penetration” means increased purchasing by an existing member.

Response:  The Company agrees it is appropriate to disclose the impact of any material changes resulting from a significant change in aggregate purchasing from current members or the addition or loss of members in future periods. In all historical periods presented, there is no material individual member impact on aggregate net administrative fees revenue as a result of changes in purchasing from current members or the addition or loss of members.

“Higher contract penetration” refers to increased purchasing by existing members. The Company has revised its disclosures appearing on pages 102, 106 and 110 in the Amended Draft Registration Statement in order to provide that clarification as follows:

…a result of the addition of new members and increased purchasing by existing members through new and existing GPO supplier contracts…

14.       Since your increase in SaaS revenue was due to new and renewed subscriptions, please clarify if it means there was in increase in the rate for the subscriptions and not just an increase in the number of subscribers.

Response:  In response to the Staff’s comment, the Company has revised its disclosures appearing on pages 103, 106 and 110 in the Amended Draft Registration Statement in order to provide clarification as to the increase in SaaS revenue as follows:

. . . from the addition of new SaaS informatics products subscriptions and the renewal of existing SaaS informatics products subscriptions at generally higher subscription prices . . .

Cost of Revenue, page 102

15.       It appears that your cost of revenue for your supply chain services increased at a greater rate than your revenue for that segment. Please explain the nature of the disproportionate increases. Is it specifically attributable to your specialty pharmaceuticals?

Response:  The Company notes the Staff’s comment. For the nine months ended March 31, 2013, supply chain services net revenue of $478.2 million increased $29.4 million or 7% from $448.8 million for the same period in fiscal 2012. Supply chain services cost of revenue of $101.0 million increased $21.8 million or 28% from $79.2 million for the same period in fiscal 2012. The increase in supply chain services cost of revenue is primarily attributable to growth in specialty pharmacy and direct sourcing, which have higher associated cost of revenue as compared to group purchasing. As a result, there is a disproportionate increase in cost of revenue compared to net revenue because service revenue from group purchasing administrative fees represents the majority of supply chain services net revenue and is growing at a lower rate than product revenue from specialty pharmacy and direct sourcing.  The Company has revised its disclosures appearing on pages 103, 107 and 111 in the Amended Draft Registration Statement to address changes in the cost of revenue in each segment.

Adjusted EBITDA, page 104

16.       Please provide the required disclosures pursuant to Item 10(e) of Regulation S-K for your disclosure of Total Segment Adjusted EBITDA presented outside your financial statement footnote disclosures.

Response:  The Company has revised its disclosures appearing on pages 100 and 101 in the Amended Draft Registration Statement to include a reconciliation of operating income to Segment Adjusted EBITDA pursuant to the requirements of Item 10(e) of Regulation S-K.

Principal Stockholders, page 186

17.       Please clarify whether the Class A common stock to be issued to the beneficial owners identified in this section is part of the securities being registered by this registration statement. If so, please provide us with an analysis of how the transaction complies with Section 5 of the Securities Act of 1933.

Response: It is anticipated that the Class A common stock (if any) to be issued to the beneficial owners identified in the Principal Stockholders table would only be issued in connection with the directed share program.  The shares to be issued under the directed share program will have been registered under the Amended Draft Registration Statement.  It is the Company’s intention that, in connection with the directed share program, no offers will be made prior to the public filing of its Registration Statement on Form S-1 with the Commission, written offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of its Registration Statement on Form S-1.

Financial Statements, page F-1

Premier Healthcare Solutions, Inc. — Year Ended June 30, 2012, page F-20

Consolidated Statements of Income, page F-23

18.       It appears from your revenue recognition policies that your services and products revenues are derived from several revenue streams. Please tell us how you applied the guidance in Rule 5-03(b) of Regulation S-X in concluding that the presentation of two revenue line items on the face of your consolidated statements of income is sufficient.

Response:  The Company notes the Staff’s comment, has reviewed the guidance in Rule 5-03(b) of Regulation S-X, and believes the presentation of two revenue line items on the face of the statements of income is appropriate. The guidance identifies five classes of revenue: net sales of tangible products, operating revenues of public utilities or others, income from rentals, revenues from services and other revenues. The Company has classified all revenue earned from product sales from specialty pharmacy and direct sourcing as product revenues (net sales of tangible products). Revenue earned from services, including administrative fees received from suppliers in connection with the Company’s GPO program, fees in connection with its SaaS informatics products subscriptions, performance improvement collaboratives and other service subscriptions, professional fees for advisory services, and insurance services management fees and commissions from group-sponsored insurance programs are classified as services revenues.

19.       The above comment notwithstanding, please provide us with a schedule detailing the total revenue derived from each revenue stream described in your revenue recognition policy footnote. We may have further comment regarding your revenue recognition policies after reviewing this information.

Response:  The Company has detailed below the total revenue derived from each revenue stream for the following periods.

	Fiscal Year Ended June 30,
	2012	2011	2010
Net revenue

Services
Net administrative fees	$473,252	$457,951	$423,561
SaaS informatics products subscriptions	107,965	98,072	91,685
Professional fees for advisory services	43,983	39,143	36,970
Performance improvement collaboratives and other performance subscriptions	17,358	11,592	6,179
Insurance services	7,950	8,275	7,446
Other supply chain services	1,293	1,097	491
Total	$651,801	$616,130	$566,332

Products
Specialty pharmacy	$114,752	$64,628	$—
Direct sourcing	1,732	—	—
Total	$116,484	$64,628	$—

Net revenue	$768,285	$680,758	$566,332

2. Significant Accounting Policies, page F-28

Software Development Costs, page F-30

20.       Please tell us how you utilize computer software developed for internal use. In your analysis, please specifically highlight how such software is not sold, leased, or otherwise marketed as part of your revenues generated from service or product revenue.

Response:  The Company notes the Staff’s comment, has reviewed the guidance in ASC Topic 985-605, Software, and believes the Company’s software developed for internal use is excluded from such guidance. Software developed for internal use is developed in connection with the Company’s SaaS informatics products, which are provided as a service to members on a hosted basis. Specifically the member does not have the right to take ownership of the software at any time during the hosting period and it is not feasible for the member to either run the software on its own hardware or contract with another party to host the software.  As a result, ASC Topic 985-605-55-125 specifically provides that the development costs for the Company’s computer software developed for internal use should be accounted for in accordance with ASC Topic 350-40, Intangibles—Goodwill and Other—Internal - Use Software. All computer software developed for internal use is included in property and equipment, net in the Company’s consolidated balance sheets.

Revenue Recognition, page F-32

Service Revenue, page F-32

21.       We note that your Services revenue reflects gross services revenue net of revenue share. Please provide to us an analysis of ASC Topic 605-45 detailing your basis for presenting services revenue net of revenue share. Further, please reconcile such disclosure of revenue share to disclosures elsewhere in your prospectus indicating that prior to your reorganization and your proposed offering, you did not have a contractual requirement to pay revenue share to member owners participating in your GPO programs. Finally, please revise your discussion to disclose the total amount of revenue share for each period presented.

Response:  The Company notes the Staff’s comment and responds as follows:

(i)                                     The Company’s basis for presenting gross services revenue net of revenue share; The Company notes that contracted suppliers pay the Company administrative fees which generally represent 1% to 3% of the purchase price of goods and services sold to members under the contracts the Company has negotiated. Administrative fees are recognized as revenue in the period in which the respective supplier reports customer purchasing data of actual customer purchase activity. The Company does not take title to the underlying equipment or products purchased by members through its GPO supplier contracts.

The Company contracts with certain non-owner members and pays a revenue share equal to a percentage of gross administrative fees that the Company collects based upon purchasing by such members and their owned, leased, managed or affiliated facilities through its GPO supplier contracts.  Revenue share is recognized according to the members’ contractual agreements with the Company as the related administrative fees revenue is recognized.

Based on an analysis of ASC Topic 605-45, Revenue Recognition - Principal Agent Considerations, revenue share is recorded as a reduction to the related gross administrative fees revenue to arrive at net administrative fees revenue. The Company believes this is appropriate because the Company has determined that it is not the primary obligor since the suppliers (i) are ultimately responsible for delivering products and services to its members, (ii) bear the related inventory and credit risk and (iii) ultimately establish the prices for the products and services. In addition, the administrative fee that the Company earns is contractually fixed (between 1% and 3% of the purchase price of goods sold to customers). The Company has revised its disclosures appearing on pages 119 and F-32 of the Amended Draft Registration Statement as follows:

Considering GAAP relating to principal agent considerations under revenue recognition, revenue share is recorded as a reduction to gross administrative fees revenue to arrive at a net administrative fees revenue amount, which amount is included in service revenue in the accompanying consolidated statements of income.

(ii)                                  Reconciliation of disclosure of revenue share to disclosures elsewhere in the prospectus indicating that prior to the reorganization and the proposed offering, the Company did not have a contractual requirement to pay revenue share to member owners participating in its GPO programs; In response to the Staff’s comment, the Company has revised its revenue recognition policy disclosure appearing on page F-33 in the Amended Draft Registration Statement to include the following additional language:

The Company generally does not have a contractual requirement to pay revenue share to member owners participating in its GPO programs, but makes semi-annual distributions of partnership income based upon purchasing by such member owners’ member facilities through the Company’s GPO supplier contracts.

(iii)                               The disclosure of total amount of revenue share for each period presented; The Company has reviewed the guidance in ASC Topic 605-45-50-1 and notes that the guidance provides that voluntary disclosure of gross transaction volumes may be useful to users of the financial statements in cases where such revenues are recorded net. In this situation, the Company does not believe its disclosure of revenue share is required as it does not provide useful information to users of the financial statements. As a result of the Reorganization and this offering all member owners, which comprise the vast majority of the administrative fees revenue, will receive a 30% revenue share, and therefore the Company does not believe that disclosure of historical revenue share provides comparable financial information before and after the Reorganization and this offering. The Company believes net revenue is the appropriate measure and appropriately reflects performance of the business. As revenue share will generally grow consistently with gross administrative fees and net revenue, the Company does not believe providing the components of net revenue will provide additional insight into performance trends and be useful to users of the financial statements.

22.       Please clarify the terms of your SaaS informatics subscriptions and your related revenue recognition policies. In your response tell us when members are deemed to have the ability to use the technology and explain to us in greater detail the term over which revenues are recognized. Additionally, we note that the agreements are subject to annual price escalators and do not allow for early termination. Tell us whether you recognize revenue under these agreements on a straight-line basis. Cite any relevant accounting literature in your response.

Response:  The Company notes the Staff’s comment and has amended its disclosures appearing on pages 96, 120, 142 and F-33 in the Amended Draft Registration Statement to clarify its revenue recognition policy. Members are deemed to have the ability to use the Company’s SaaS informatics products following completion of data preparation services that are unique to each member’s data set and, in certain cases, the installation of member site-specific software, in order to access and transfer member data into the Company’s hosted SaaS informatics products, which generally take 120 to 150 days to implement following contract execution before the SaaS informatics products can be fully utilized by the member.

The Company does not commence revenue recognition until the SaaS informatics product is implemented and available for use by the member.  The amount of contract revenue for the full subscription period, including any future price increases, is then recognized on a straight line basis over the remaining months of the contractual subscription period.

The Company has reviewed the guidance in ASC 605 (including ASC 605-10-S99) and believes the straight line method of recognizing revenue over the remaining contractual term following implementation is appropriate given no evidence suggests that revenue is earned or that obligations are fulfilled in a different pattern.

3. Business Acquisitions, page F-37

23.       Please tell us how your acquisitions of S2S Global and Commcare met the definition of a business acquisition in accordance with ASC Topic 805-10-55-4 through ASC Topic 805-10-55-9. Additionally, please revise your disclosure to meet the disclosure requirements of ASC Topic 805-30-50-1a.

Response:  The Company notes the Staff’s question and has provided the following additional information on these two acquisitions for clarity.  On December 6, 2011 the

Company acquired 60% of the equity of SVS, LLC d/b/a S2S Global, a limited liability company formed in March 2009.  S2S Global sources quality products both domestically and internationally and provides these products to the Company’s members along with meaningful cost saving opportunities.

On November 1, 2010 the Company acquired all of the equity of NS3 Health, LLC d/b/a Commcare Pharmacies (Commcare), a limited liability company formed in June 2004.  Commcare is a provider medication and therapy management services to chronically ill patients with specialty drug needs and genetic disorders.

Based on the Company’s review of the guidance in ASC Topic 805-10-55-4, the Company concluded that each of the aforementioned acquisitions met the definition of a “business acquisition” because such acquired entities had distinct inputs, processes applied to these inputs and the ability to produce outputs. In addition, both of the acquired entities had liabilities and the acquisitions resulted in the recognition of goodwill on the date of their respective acquisitions.

The Company has updated its disclosures appearing on page F-37 in the Amended Draft Registration Statement to include the following additional language to meet the disclosure requirements of ASC Topic 805-30-50-1a:

The goodwill recognized as a result of the acquisition is primarily attributable to the workforce of S2S Global and the Company’s ability to expand S2S Global’s business by providing direct sourced products to the Company’s members.

and

The goodwill recognized as a result of the acquisition is primarily attributable to the workforce of Commcare and the Company’s ability to expand Commcare’s business by providing the Company’s members with specialty pharmaceuticals and other related services.

17. Segment Information, page F-44

24.       We note your disclosure that you calculate Segment Adjusted EBITDA based on segment operating income. Please explain to us whether segment operating income is an additional measure of profit or loss reviewed by the chief operating decision maker, and if so explain to us how you have met all of the disclosure requirements of ASC Topic 280-10-50-30 as it relates to segment operating income.

Response:  The Company notes the Staff’s comment and advises that segment operating income is not an additional measure of profit or loss used by the chief operating decision maker in assessing segment performance, and is therefore not subject to the disclosure requirements of ASC Topic 280-10-50-30, Segment Reporting - Disclosure. The chief operating decision maker uses Segment Adjusted EBITDA as the measure of segment profit or loss when assessing segment performance and, in accordance with ASC Topic 280-10-50-28, this is the measure that is reported by the Company.

Exhibit Index

25.       We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal opinion with the next amendment, please provide us with a draft copy for our review.

Response: The Company notes the Staff’s comment and advises that it has provided supplementally, as Appendix A to this letter, a draft copy of the legal opinion.

* * *

In connection with our response to the Staff’s comments, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 650-815-7438 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Mark J. Mihanovic
Mark J. Mihanovic

cc:                                 Susan D. DeVore, President and Chief Executive Officer
Jeffrey W. Lemkin, General Counsel

APPENDIX A

Draft Legal Opinion

See attached.

[MWE Letterhead]

[                      ], 2013

Premier, Inc.

13034 Ballantyne Corporate Place

Charlotte, NC 28277

Re: Premier, Inc.

Registration Statement on Form S-1

File No. 333-[                    ]

Ladies and Gentlemen:

We have acted as counsel to Premier, Inc., a Delaware corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a Registration Statement on Form S-1, as amended (File No. 333-[               ]) (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement relates to an underwritten public offering by the Company of up to [    ] shares (the “Shares”) of Class A Common Stock, par value $0.01 per share, of the Company (the “Common Stock”), including up to [                   ] shares of Common Stock which may be issued and sold pursuant to an option granted by the Company to cover over-allotments.

We have examined the Registration Statement.  We have also examined originals or copies, certified or otherwise identified to our satisfaction, of certificates of officers and other representatives of the Company, instruments and certificates of public officials, corporate records and such other documents as we have deemed necessary as the basis for the opinion hereinafter set forth.  In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.  As to any facts material to the opinion expressed herein which we have not independently established or verified, we have relied upon statements and representations of the Company and its officers and other representatives and of public officials and others.

We do not express any opinion as to the laws of any jurisdiction other than the General Corporation Law of the State of Delaware.

Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued and delivered by the Company against payment therefor as described in the Registration Statement, the Shares will be validly issued and fully paid and nonassessable.

We hereby consent to the submission of this opinion to the Commission as an exhibit to the Registration Statement.  We hereby also consent to the reference to our Firm under the caption “Legal Matters” in the Registration Statement.  We do not admit in providing such consent that we are included within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations of the Commission thereunder.

Sincerely,

McDermott Will & Emery LLP